The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-116655
SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2006
Preliminary Prospectus Supplement
February      , 2006
(To prospectus dated July 7, 2004)
$350,000,000
Weatherford International Ltd.
               % Senior Notes due 2016
Fully and Unconditionally Guaranteed By Weatherford International, Inc.

        We will pay interest on the notes on February 15 and August 15 of each year, beginning August 15, 2006. The notes will mature on February 15, 2016. We may redeem some of the notes from time to time or all of the notes at any time at the redemption prices set forth in this prospectus supplement.
      The notes will be our unsecured senior obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.
      The notes are fully and unconditionally guaranteed on a senior unsecured basis by one of our operating subsidiaries, Weatherford International, Inc. The guarantee by Weatherford International, Inc. will rank equal in right of payment to all of Weatherford International, Inc.’s existing and future unsecured and unsubordinated indebtedness. This guarantee may be terminated and reinstated under certain circumstances as described in this prospectus.
      Investing in the notes involves risks. Please read “Risk Factors” beginning on page S-6 of this prospectus supplement and page 6 of the accompanying prospectus.

	Per Note	Total

Public offering price(1)%		$

Underwriting discount	%	$

Proceeds, before expenses, to us	%	$

(1)	Plus accrued interest from February , 2006, if settlement occurs after that date.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about February      , 2006.
Joint Book-Running Managers
Banc of America Securities LLC
Morgan Stanley & Co. Incorporated
UBS Investment Bank
Co-Manager
Merrill Lynch & Co.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
      In this prospectus supplement, unless otherwise indicated, when we refer to Weatherford Bermuda or use words such as “we” or “us”, we are generally referring to Weatherford International Ltd. and its subsidiaries as a whole or on a division basis, depending on the context in which the statements are made. When we refer to Weatherford Delaware, we are referring to Weatherford International, Inc., our predecessor company and our wholly owned, indirect subsidiary, which has irrevocably and unconditionally guaranteed the notes on a senior unsecured basis.
      This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we are offering to sell the notes using this prospectus supplement and the accompanying prospectus. This prospectus supplement describes the specific terms of the note offering. The accompanying prospectus gives more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
      Consent under the Exchange Control Act of 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our loan notes to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. This prospectus supplement and the accompanying prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus supplement and the accompanying prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in such documents.
      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-ii

WHERE YOU CAN FIND MORE INFORMATION
      We file reports and other information with the SEC. You may read our SEC filings at the SEC’s website at www.sec.gov. You may also read and copy documents at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act) after the date of this prospectus supplement through the termination of the registration statement of which this prospectus supplement is a part. Please read the following documents incorporated by reference to this prospectus supplement and accompanying prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 11, 2005;

•	the amendment, on Form 10-K/ A, to our annual report for the year ended December 31, 2004 filed with the SEC on June 14, 2005;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 6, 2005;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on August 1, 2005;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2005 filed with the SEC on November 9, 2005;

•	our current reports on Form 8-K filed (but only to the extent filed, and not to the extent “furnished” within the meaning of SEC regulations) on the following dates in 2005: January 20 and 25, February 18, March 7 and 11, June 6 (as amended June 9), July 8 and 28, August 29, September 7 (as amended November 2), October 5, 27 and 31, and December 2, 12 and 28; and

•	all documents we file under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus supplement and the termination of the registration statement of which this prospectus supplement is a part.
      If the information in incorporated documents conflicts with information in this prospectus supplement, you should rely on the most recent information. If the information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.
      You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Weatherford International Ltd., 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027, Attention: Investor Relations (telephone number: (713) 693-4000). If you have any other questions regarding us, please contact our Investor Relations Department in writing at the above address or at the above telephone number or visit www.weatherford.com. Information on our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights information appearing in other sections of this prospectus supplement or the accompanying prospectus. It may not contain all of the information that you should consider before investing in our notes. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the financial statements and the footnotes to those financial statements contained in those documents.
Weatherford
Our Business
      Weatherford is one of the largest global providers of innovative mechanical solutions, technology and services for the drilling and production sectors of the oil and gas industry. We operate in over 100 countries and employ more than 25,100 people worldwide.
      Our principal executive offices are located at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027-3415. Our telephone number at that location is (713) 693-4000.
Recent Developments
      On August 25, 2005, we entered into a revolving credit agreement with UBS Loan Finance LLC, Bank of America, N.A. and Morgan Stanley Senior Funding, Inc., under which we may borrow up to $1.2 billion outstanding at any time. The facility matures August 23, 2006, and is subject to mandatory commitment reductions if we undertake certain types of capital markets transactions, including this offering. In this prospectus supplement, we refer to this agreement as our “bridge facility”.
      On August 29, 2005, we redeemed all of our remaining outstanding Zero Coupon Convertible Senior Debentures due 2020. On August 26, 2005, an aggregate of $367.4 million principal amount at maturity of those debentures were tendered for conversion, at the option of the holders, into an aggregate of approximately 3.7 million of our common shares. We redeemed the remaining $531.6 million aggregate principal amount at maturity. At the redemption price of $642.91, the aggregate redemption cost to us was $341.8 million. We funded $240 million of that amount through a borrowing on our bridge facility and the remaining $101.8 million with available cash.
      On August 31, 2005, we acquired Precision Drilling Corporation’s Energy Services Division and International Contract Drilling Division for US$942.7 million in cash (based on then current exchange rates) and 26 million of our common shares. In this prospectus supplement, we refer to this transaction as the “Precision acquisition” The cash portion of the Precision acquisition was funded through borrowings under our bridge facility.
      On October 25, 2005, we initiated a commercial paper program for the issuance of short-term unsecured notes in an aggregate amount not to exceed $1.5 billion. In this prospectus, we refer to this program as our “CP program”. We have used the CP program to repay all borrowings under the bridge facility.
      On December 9, 2005, we sold 6.75 million shares of Universal Compression Holdings, Inc.’s common stock for a net price of $41.00 per share or total net proceeds of $276,750,000, constituting our entire holdings of Universal.
      On December 28, 2005, we announced that our Board of Directors had approved a share repurchase program that authorizes us to repurchase up to $1 billion of our common shares from time to time as market conditions warrant.

      On February 3, 2006, we reported fourth quarter 2005 income from continuing operations of $164 million before non-recurring items on revenues of $1,461 million. The non-recurring items in the fourth quarter results include a gain of $115 million relating to the sale of Universal Compression Holdings, Inc.’s common stock (with no tax effect), offset by exit costs and restructuring charges of $17 million ($12 million net of tax) and tax expense of $24 million associated with acquisition integration and related activities. Income from continuing operations, excluding the non-recurring items noted above, was $244 million for the quarter.((1))

(1)	We report our financial results in accordance with generally accepted accounting principles (GAAP). However, Weatherford’s management believes that certain non-GAAP performance measures and ratios may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. One such non-GAAP financial measure we may present from time to time is operating income or income from continuing operations excluding certain charges or amounts. This adjusted income amount is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for operating income, net income or other income data prepared in accordance with GAAP. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

THE OFFERING

Issuer	Weatherford International Ltd.

Guarantor	Weatherford International, Inc. will fully and unconditionally guarantee the notes. If at any time Weatherford Delaware has no outstanding debt, as defined in the indenture governing the notes, (exclusive of any guarantee that has a provision substantially similar to this provision such that by its terms it will be automatically released and discharged simultaneously with the release and discharge of this guarantee and exclusive of debt owed to us and our other subsidiaries), the guarantee will terminate. Weatherford Delaware’s guarantee of the notes will be reinstated if Weatherford Delaware incurs or guarantees any debt other than debt to us or our subsidiaries. Please read “Description of the Notes — The Guarantee.”

Notes Offered	$350,000,000 aggregate principal amount of % Senior Notes due 2016.

Maturity Date	February 15, 2016.

Interest Rate	The notes will bear interest at the rate of % per year from February , 2006 to, but excluding, February 15, 2016.

Interest Payment Dates	February 15 and August 15 of each year, commencing August 15, 2006. Interest payments will be made to the person in whose name the notes are registered on February 1 and August 1 immediately preceding the applicable interest payment date.

Covenants	We will issue the notes under an indenture entered into with Deutsche Bank Trust Company Americas, as trustee dated October 1, 2003. The indenture contains limitations on, among other things, our ability to:

• incur indebtedness secured by certain liens; and

• engage in certain sale-leaseback transactions.

The notes will contain certain events of default including cross-default provisions on certain other indebtedness.

Optional Redemption	We may redeem the notes at our option, in whole or in part, at any time, at the redemption price described in “Description of Notes — Optional Redemption.”

Ranking	The notes will be our senior, unsecured obligations ranking equally in right of payment with our other senior, unsecured indebtedness. Please read “Description of Notes — General.” The guarantee will be a senior, unsecured obligation of Weatherford Delaware, ranking equally in right of payment with other senior, unsecured indebtedness of Weatherford Delaware. Please read “Description of Notes — General” and “— The Guarantee.”

Use of Proceeds	We estimate that the net proceeds from the offering will be approximately $ million (after deducting underwriting discounts but before deducting other expenses of the offering). We expect to use the proceeds for the repayment of borrowings under our CP program. Please read “Use of Proceeds.”

Ratings	The notes have been assigned ratings of BBB+ by Standard & Poor’s Rating Services and Baa1 by Moody’s Investors Service, Inc. A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the notes. These ratings may not continue, and they may be revised downward or upward or withdrawn entirely at any time.

Risk Factors	You should carefully consider the information under the heading “Risk Factors” and all other information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before investing in the notes.

Additional Issuances	We may, at any time, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as these notes. Any additional notes having such similar terms, together with these notes, will constitute a single series of notes under the indenture.
      For additional information regarding the notes, please read “Description of Notes” in this prospectus supplement and “Description of Our Debt Securities” in the accompanying prospectus.

SUMMARY FINANCIAL INFORMATION
      The following tables present certain summary historical and pro forma condensed consolidated financial data and selected historical cash flow and balance sheet data. Our summary financial data as of and for the year ended December 31, 2004 is derived from our audited consolidated financial statements, which are incorporated herein by reference. Our summary financial data as of and for the nine months ended September 30, 2005 is derived from our unaudited condensed consolidated financial statements, which are incorporated herein by reference. The unaudited pro forma summary financial data as of and for the year ended December 31, 2004 and the nine months ended September 30, 2005 is derived from our unaudited pro forma condensed combined financial statements which are incorporated herein by reference and included herein, respectively. The pro forma presentation reflects the Precision acquisition. The pro forma information does not reflect the impact of the proposed offering of senior notes pursuant to this prospectus supplement and the accompanying prospectus.
      Our summary financial data should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes related thereto, included in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus.

	Year Ended				Nine Months Ended
	December 31, 2004				September 30, 2005

			Pro				Pro
	Actual		Forma		Actual		Forma

	(in millions)
Revenues	$3,131.8		$4,034.5		$2,871.8		$3,615.7
Income from Continuing Operations(1)(2)(3)	337.3		340.6		222.5		238.8
Depreciation & Amortization	255.9		368.9		222.4		310.9
Interest Expense(3)	63.6		100.4		59.7		84.4
Ratios of Earnings to Fixed Charges	6.03	x	4.22	x	4.75	x	3.93	x

(1)	Includes $77.6 million gain on sale of shares of Universal Compression Holdings, Inc. for the period ended December 31, 2004.

(2)	Includes $104.0 million of exit and restructuring charges associated with the Precision acquisition and debt restructuring costs related to our equity investment in Universal Compression Holdings for the nine months ended September 30, 2005.

(3)	Includes $4.7 million of debt redemption expense incurred with the settlement of our Zero Coupon Convertible Debentures due 2020 for the nine months ended September 30, 2005.

	Year Ended	Nine Months Ended
	December 31, 2004	September 30, 2005

	(in millions)
Cash Flow from Continuing Operations	$496.1	$255.4
Cash Flow from Investing Activities	(105.3)	(1,299.9)
Cash Flow from Financing Activities	(139.6)	908.0
Capital Expenditures	310.9	320.3
Total Debt	1,426.7	1,896.3
Total Debt/ Capitalization	30.1%	25.8%

RISK FACTORS
      An investment in the securities to be offered by this prospectus may involve a high degree of risk. Before you make a decision to invest in the notes, you should read the risk factors discussed below. You should also read and consider the risks, uncertainties and factors that are discussed in the accompanying prospectus under the captions “Forward-Looking Statements” on page 3 and “Risk Factors” on page 6 of the accompanying prospectus and in our other current filings with the SEC under the Exchange Act, particularly under “Business — Forward-Looking Statements,” “Business — Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2004, as amended, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Exposures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Forward-Looking Statements” in our Quarterly Report on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2005, which are incorporated by reference in this prospectus supplement.
International Exposure
      Like most multinational oilfield service companies, we have operations in certain international areas, including parts of the Middle East, North and West Africa, Latin America, the Asia Pacific region and the Commonwealth of Independent States, that are subject to risks of war, political disruption, civil disturbance, economic and legal sanctions (such as restrictions against countries that the U.S. government may deem to sponsor terrorism) and changes in global trade policies. We participated in the United Nations oil-for-food program governing sales of goods and services into Iraq. The SEC has asked us to provide them copies of certain documents relating to our participation in that program in connection with a fact-finding inquiry related to that program. We are complying with that request. Our operations may be restricted or prohibited in any country in which the foregoing risks occur. In particular, the occurrence of any of these risks could result in the following events, which in turn, could materially and adversely impact our results of operations:

•	disruption of oil and natural gas exploration and production activities;

•	restriction of the movement and exchange of funds;

•	inhibition of our ability to collect receivables;

•	enactment of additional or stricter U.S. government or international sanctions; and

•	limitation of our access to markets for periods of time.
Currency Exposure
      As of September 30, 2005, 45.2% of our net assets are located outside the United States and are carried on our books in local currencies. Changes in those currencies in relation to the U.S. dollar result in translation adjustments, which are reflected as accumulated other comprehensive income in the shareholders’ equity section in our condensed consolidated balance sheets. We recognize remeasurement and transactional gains and losses on currencies in our condensed consolidated statements of income. Such remeasurement and transactional losses may adversely impact our results of operations.
      In certain foreign countries, a component of our cost structure is U.S. dollar denominated, whereas our revenues are partially local currency based. In those cases, a devaluation of the local currency would adversely impact our operating margins.
Litigation and Environmental Exposure
      In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses and we are subject to various self-retentions and deductibles with respect to our insurance. Although we are subject to various ongoing items of litigation, we do not believe any of our current items of litigation will result in any material uninsured losses to us. However, it is possible an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts we currently have reserved or anticipate incurring.
      We are also subject to various federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have in recent years become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. While we are not currently aware of any situation involving an environmental claim that would be likely to have a material adverse effect on our business, it is always possible that an environmental claim with respect to one or more of our current businesses or a business or property that one of our predecessors owned or used could arise and could involve material expenditures.
Industry Exposure
      The concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. Further, laws in some jurisdictions in which we operate could make collection difficult or time consuming. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for potential credit losses, we cannot assure such reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.
Terrorism Exposure
      The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many economic and political uncertainties, some of which may materially impact our businesses. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our businesses.
Tax Exposure
      On June 26, 2002, the stockholders and Board of Directors of Weatherford International, Inc. approved our corporate reorganization, and Weatherford International Ltd., a newly formed Bermuda company, became the parent holding company of Weatherford International, Inc. The realization of the tax benefit of this reorganization could be impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing jurisdictions. The inability to realize this benefit could have a material impact on our financial statements.
Acquisition Integration Exposure
      In August of 2005, we completed the Precision acquisition. The divisions purchased are substantial businesses, and integrating those businesses with our other operations and product lines will take significant focus and effort from our management and employees. The integration of this or any other acquisition we make may include unexpected costs and temporarily divert attention from our normal operations. We also cannot be certain that we will realize anticipated synergies or other benefits from any acquisition. The Precision acquisition is subject to a post-closing purchase price adjustment to reflect changes in working capital and related items. We are negotiating with Precision regarding this adjustment, but at this point we cannot determine how much, if any, we will be required to pay to Precision or Precision will be required to pay to us in connection with this adjustment.

Bermuda Governance Risks
We are a Bermuda exempted company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.
      We are a Bermuda exempted company. As a result, the rights of holders of our shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. One of our directors and some of the named experts referred to in this report are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the U.S. judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.
      Effective January 1, 2005, we are no longer registered to operate as an International Business Company for Barbados tax purposes, so the information on page 28 of the accompanying prospectus under “Certain Tax Considerations — Barbados Tax Considerations” is no longer applicable.
Guarantee Risks
The guarantee of the notes may be terminated while the notes remain outstanding.
      The guarantee of the notes by Weatherford Delaware will be terminated if Weatherford Delaware has no outstanding debt (including guarantees of other Weatherford Bermuda debt, but excluding debt to us or our subsidiaries). We intend to insert a similar provision in any future debt of Weatherford Bermuda that Weatherford Delaware guarantees with the aim of eventually removing Weatherford Delaware guarantees from all of Weatherford Bermuda debt.
USE OF PROCEEDS
      We estimate that we will receive net proceeds of approximately $           million after deducting the underwriting discount and expenses related to this offering, net of the settlement of hedging transactions. We expect to use all of the net proceeds from this offering for the repayment of borrowings under our CP program. Borrowings under our CP program to be repaid with these proceeds currently bear interest at rates ranging from 4.54% to 4.56% and have maturities of less than one week. Borrowings under the CP program initially were used to repay borrowings under the bridge facility, which were incurred to finance the Precision acquisition and to pay a portion of the redemption of our Zero Coupon debentures. We intend to reduce the size of our CP program to match available commitments from our credit facilities, including the bridge facility. As commitments under the bridge facility will be reduced by the amount of the net proceeds of this offering, we will reduce the size of our CP program by a corresponding amount.

CAPITALIZATION
      The following table sets forth our capitalization as of September 30, 2005, (i) on an actual basis, (ii) on an as adjusted basis to give effect to the issuance and sale of the notes and the application of the estimated net proceeds in the manner described in “Use of Proceeds”. This table should be read in conjunction with our historical condensed consolidated financial statements, including the notes to those statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2005

	Actual	As Adjusted

	(in thousands)
Cash and Cash Equivalents	$183,201	$183,201

Short-term Borrowings and Current Portion of Long-term Debt	1,271,803	926,424

Long-term Debt:
6 5/8% Senior Notes due 2011	347,959	347,959
Other Long-term Debt(1)	26,919	26,919
4.95% Senior Notes due 2013	249,604	249,604
% Senior Notes due 2016	—	350,000

Total Long-term Debt	624,482	974,482

Shareholders’ Equity	5,456,651	5,456,651

Total Capitalization	7,352,936	7,357,557

(1)	Other Long-term Debt includes foreign bank and other debt denominated in foreign currencies, amortized gain on terminated derivative activity and obligations under capital leases. See the notes to our historical condensed consolidated financial statements.

RATIOS OF EARNINGS TO FIXED CHARGES
      The following table sets forth our ratios of earnings to fixed charges for the periods shown. The pro forma ratios are presented to illustrate the estimated effects of the Precision acquisition. Our actual and pro forma ratios of earnings to fixed charges for the year ended December 31, 2004 and the nine months ended September 30, 2005 are not materially affected by the proposed offering of senior notes; therefore the ratios of earnings to fixed charges on an as adjusted basis are not presented.
      You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus supplement and the accompanying prospectus.

							Year Ended				Nine Months Ended
Year Ended December 31,							December 31, 2004				September 30, 2005

2000		2001		2002	2003		Actual		Pro Forma		Actual		Pro Forma

1.98	x	4.76	x	—	2.99	x	6.03	x	4.22	x	4.75	x	3.93	x
      For the year ended December 31, 2002, earnings before fixed charges were inadequate to cover fixed charges by $33.8 million. This reflects our $217.1 million write-down of our investment in Universal Compression Holdings, Inc. as it was determined that the decline in the market value of the investment was other than temporary.
      For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. “Earnings” represent the aggregate of (a) our earnings (loss) before income taxes, minority interest, extraordinary charges, discontinued operations and equity in earnings of unconsolidated investees and (b) fixed charges, net of interest capitalized plus (c) distributed income from equity investments. “Fixed charges” represent interest (whether expensed or capitalized), the amortization of capitalized debt costs and original issue discount and that portion of rental expense on operating leases deemed to be the equivalent of interest.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
      We previously announced that on August 31, 2005, we completed the Precision acquisition. This prospectus supplement contains pro forma financial information for us and the acquired business. For additional pro forma financial information you should read our current report on Form 8-K filed on November 2, 2005.
      The following unaudited pro forma condensed combined financial information and explanatory notes are presented to illustrate the estimated effects the transaction would have had on our historical results of operations, for the nine months ended September 30, 2005. The September 30, 2005 historical balance sheet includes the impact of the Precision acquisition; therefore, no pro forma information is provided.
      The unaudited pro forma condensed combined statement of income was prepared as if the acquisition had occurred as of January 1, 2005. The historical financial information has been adjusted to give effect to pro forma items that are: (1) directly attributable to the acquisition, (2) factually supportable, and (3) expected to have a continuing impact on the consolidated results.
      The unaudited pro forma adjustments are based upon available information and assumptions that we believe are reasonable. The notes to the unaudited pro forma condensed combined statement of income provide a more detailed discussion of how such adjustments were derived.
      As of September 30, 2005, the Company had incurred approximately $97.3 million, $67.0 million net of tax in exit and restructuring costs. These costs consist of the write off of in-process research and development purchased in the Precision acquisition, and, with respect to our operations, facility closures, asset and inventory impairment and severance. The $17.2 million of inventory write downs have been recorded as Cost of Sales in the unaudited pro forma condensed combined statement of income.

      Such financial statements have been compiled from historical financial statements and other information, but do not purport to represent what our financial position or results of operations actually would have been had the transactions occurred on the dates indicated, or to project our financial performance for any future periods. The unaudited pro forma condensed combined statement of income and related notes thereto should be read in conjunction with our historical consolidated financial statements as previously filed on our Annual Report on Form 10-K, as amended on Form 10-K/ A, for the year ended December 31, 2004, our Quarterly Report on Form 10-Q for the period ended June 30, 2005, our Quarterly Report on Form 10-Q for the period ended September 30, 2005, and our Current Report on Form 8-K dated November 2, 2005.

WEATHERFORD INTERNATIONAL LTD.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the Nine Months Ended September 30, 2005
(in thousands, except per share amounts)

		Adjusted
	Weatherford	Precision	Pro Forma		Weatherford
	Historical	Historical(a)	Adjustments		Pro Forma

Revenues	$2,871,817	$727,590	$16,310	(b)(c)	$3,615,717
Costs and Expenses
Cost of Sales	1,964,928	456,405	95,479	(b)(d)(e)	2,516,812
Research and Development	72,062	24,650	2,742	(d)	99,454
Selling, General and Administrative Attributable to Segments	376,091	72,579	18,678	(d)(f)	467,348
Corporate General and Administrative	56,136	—	—		56,136
Equity in Earnings of Unconsolidated Affiliates	(13,611)	—	—		(13,611)
Depreciation and Amortization	—	70,838	(70,838	)(d)	—
Exit Costs and Restructuring Charges	80,018	—	—		80,018

Operating Income	336,193	103,118	(29,751)		409,560
Other Income (Expense):
Debt Redemption Expense	(4,733)	—	—		(4,733)
Interest Expense, Net	(45,834)	(182)	(24,499	)(g)	(70,515)
Other, Net	11,565	(20,134)	—		(8,569)

Income from Continuing Operations Before Income Taxes	297,191	82,802	(54,250)		325,743
Provision for Income Taxes	(74,732)	(31,151)	18,988	(h)	(86,895)

Income from Continuing Operations	222,459	51,651	(35,262)		238,848
Income from Discontinued Operation, Net of Taxes	1,211	—	—		1,211

Net Income	$223,670	$51,651	$(35,262)		$240,059

Basic Earnings Per Share:
Income From Continuing Operations	$0.78				$0.72
Income (Loss) From Discontinued Operations	0.01				0.01

Net Income	$0.79				$0.73

Diluted Earnings Per Share:
Income From Continuing Operations	$0.74				$0.69
Income (Loss) From Discontinued Operations	—				—

Net Income	$0.74				$0.69

Weighted Average Shares Outstanding:
Basic	284,824		46,160	(i)	330,984

Diluted	311,416		46,160	(i)	357,576

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
General
      The historical consolidated statement of income of Weatherford International Ltd. (“Weatherford” or “the Company”) have been prepared in accordance with U.S. generally accepted accounting principles.
      The Precision acquisition’s historical combined statement of income has been prepared in accordance with Canadian generally accepted accounting principles. Appropriate pro forma adjustments have been made in order for the financial statements to be in compliance with accounting principles generally accepted in the United States and to conform to the applicable accounting policies of Weatherford.
      Transactions between Weatherford and the Precision acquisition were not material individually or in the aggregate and have not been eliminated in the pro forma condensed combined statement of income.
Pro Forma Adjustments
      The following notes set forth the assumptions used in preparing the unaudited pro forma combined statement of income. The pro forma adjustments are based on estimates made by the Company’s management using information currently available.
      The adjustments to the accompanying unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 2005 are described below:

(a) The functional currencies of certain foreign Precision entities were changed from the Canadian dollar to the respective entities’ local currency. A reconciliation has been provided in “Functional Currency Adjustments” to adjust the functional currency and translate the historical Canadian financial statements to U.S. dollars.

(b) To reflect the gross-up of revenues and cost of sales associated with rebillable sales and lost-in-hole sales in the amounts of $20.2 million and $8.2 million, respectively, to conform to Weatherford’s historical financial statement presentation.

(c) To reflect a $12.1 million adjustment for revenues improperly recognized prior to acquisition.

(d) To reclassify depreciation and amortization expense to conform to Weatherford’s historical financial statement presentation. Approximately $57.3 million, $2.7 million and $10.8 million was reclassified to Cost of Sales, Research and Development and Selling, General and Administrative, respectively.

(e) To reflect the net adjustment of $9.8 million to depreciation expense for the increase in estimated fair value of acquired assets offset by the change in depreciation method from units of production to straight line for the drilling rigs acquired.

(f) To record amortization expense for the increase in acquired intangibles assets resulting from the purchase price allocation.

(g) To reflect the interest expense at 4.0% per annum related to the utilization of the Company’s available 364 — Day Revolving Credit Agreement to satisfy approximately $921.0 million of the cash purchase price obligation.

(h) To record the income tax benefit related to the effect of the pro forma adjustments at the applicable statutory rate (approximately 35.0%).

(i) Pro forma weighted average shares outstanding have been adjusted to reflect the 52.0 million shares, as adjusted for the November 2005 two-for-one share split, issued in the acquisition assuming the transaction was consummated at the beginning of the period presented.

Functional Currency Adjustments
      The Company changed the functional currencies of certain foreign acquired entities from the Canadian dollar to the respective entities’ local currency. The following tables and corresponding notes reconciles the historical Canadian financial statements to the adjusted U.S. financial statements.
WEATHERFORD INTERNATIONAL LTD.
CONSOLIDATED STATEMENT OF INCOME — ADJUSTED FOR CURRENCY CHANGE
For the Nine Months Ended September 30, 2005
(in thousands)

			Revised		Adjusted
	Precision	Functional	Precision	Exchange	Precision
	Historical	Currency Adj(1)	Historical(2)	Rate	Historical

Revenues	$894,307	$—	$894,307	0.81358	$727,590
Costs and Expenses
Cost of Sales	560,983	—	560,983	0.81358	456,405
Research and Development	30,298	—	30,298	0.81358	24,650
Selling, General and Administrative Attributable to Segments	89,209	—	89,209	0.81358	72,579
Corporate General and Administrative	—	—	—	0.81358	—
Equity in Earnings of Unconsolidated Affiliates	—	—	—	0.81358	—
Depreciation and Amortization	91,179	(4,109)	87,070	0.81358	70,838

Operating Income	122,638	4,109	126,747	0.81358	103,118
Other Income (Expense):
Interest Expense, Net	(224)	—	(224)	0.81358	(182)
Other, Net	(11,889)	(12,859)	(24,748)	0.81358	(20,134)

Income from Continuing Operations before Income Taxes	110,525	(8,750)	101,775	0.81358	82,802
Provision for Income Taxes	(38,289)	—	(38,289)	0.81358	(31,151)

Income from Continuing Operations	72,236	(8,750)	63,486	0.81358	51,651
Income (Loss) from Discontinued Operation, Net of Taxes	—	—	—	0.81358	—

Net Income	$72,236	$(8,750)	$63,486	0.81358	$51,651

(1)	To reflect the translation adjustments resulting from applying the current rate method to certain assets that had been translated using historical rates.

(2)	To reflect the translation of Canadian dollar balances to U.S. dollar balances using the average exchange rate for the nine months ended September 30, 2005.

DESCRIPTION OF NOTES
      The following description of the notes supplements, and to the extent inconsistent, replaces, the description of the general terms and provisions of the senior debt securities set forth in the accompanying prospectus. The notes are to be issued as a separate series of senior debt securities under an indenture dated as of October 1, 2003, among us, Weatherford Delaware, as guarantor, and Deutsche Bank Trust Company Americas, as trustee, which is more fully described in the accompanying prospectus. We will issue the notes pursuant to resolutions of the board of directors and a special pricing committee of the board of directors and an officers’ certificate setting forth specific terms applicable to the notes. The statements under this caption relating to the notes, the indenture and the officers’ certificate are brief summaries only, are subject to, and are qualified in their entirety by reference to, all of the provisions of the indenture and the notes, forms of which are available from us. Capitalized terms used in this section have the meaning set forth in the accompanying prospectus or the indenture.
General
      The notes offered by this prospectus supplement will be our unsubordinated, unsecured obligations and will rank equally in right of payment with all of our other unsubordinated, unsecured indebtedness from time to time outstanding. The notes will not limit other indebtedness or securities that we or any of our subsidiaries may incur or issue or, except as described below in “Covenants,” contain financial or similar restrictions on us or any of our subsidiaries. The notes do not have a sinking fund. We may, without the consent of the holders of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms, and the same CUSIP number, as the notes. Any additional notes having such similar terms, together with the notes, will constitute a single series of notes under the indenture.
Principal and Maturity
      The aggregate principal amount of the notes offered under this prospectus supplement is $350,000,000. The notes will mature on February 15, 2016.
Interest
      The notes will bear interest at           % per year (computed based on a 360-day year consisting of twelve 30-day months) for the period from February      , 2006 to, but excluding, February 15, 2016. Interest on the notes will be payable semi-annually on February 15 and August 15 of each year, beginning August 15, 2006 for interest accruing from February      , 2006. Interest payments will be made to the persons in whose names the notes are registered on February 1 and August 1 (whether or not a business day) immediately preceding the related interest payment date.
The Guarantee
      The notes are fully and unconditionally guaranteed on a senior unsecured basis by one of our operating subsidiaries, Weatherford Delaware, pursuant to a guarantee included in the indenture. Pursuant to the guarantee, Weatherford Delaware guarantees the due and punctual payment of the principal of, and interest and premium on, the notes, when the same shall become due, whether by acceleration or otherwise. The guarantee is enforceable against Weatherford Delaware without any need to first enforce the notes against us. If at any time Weatherford Delaware has no outstanding debt, as defined in the indenture governing the notes, (exclusive of any guarantee that has a provision substantially similar to this provision such that by its terms it will be automatically released and discharged simultaneously with the release and discharge of this guarantee and exclusive of debt owed to us and any of our other subsidiaries), the guarantee will terminate. Weatherford Delaware’s guarantee of the notes will be reinstated if Weatherford Delaware incurs or guarantees any debt other than debt to us or our subsidiaries.

      The guarantee:

•	is Weatherford Delaware’s unsecured, unsubordinated general obligation; and

•	ranks on parity with all of Weatherford Delaware’s other unsecured, unsubordinated indebtedness.
      As of September 30, 2005, Weatherford Delaware had approximately $555.4 million of indebtedness outstanding and approximately $583.6 million of indebtedness outstanding on a consolidated basis. The guarantees will be effectively subordinated to all existing and future obligations of Weatherford Delaware’s subsidiaries. As of September 30, 2005, Weatherford Delaware’s subsidiaries had approximately $28.1 million of indebtedness.
Form
      The notes will be issued only in fully registered form, without coupons, in minimum denominations of $1,000 or integral multiples of $1,000 in excess of $1,000. The notes will be initially issued as global securities. Please read “Book-Entry, Delivery and Form” for additional information concerning the notes and the book-entry system. The Depository Trust Company (DTC) will be the depositary with respect to the notes. Settlement of the sale of the notes to Banc of America Securities LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC, on behalf of the underwriters will be in immediately available funds. The notes will trade in DTC’s Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, and secondary market trading activity in the notes will therefore settle in immediately available funds. We will make all payments of principal and interest in immediately available funds to DTC in The City of New York.
Optional Redemption
      We may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

•	100% of the principal amount of notes then outstanding to be redeemed, plus accrued and unpaid interest thereon to the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes then outstanding to be redeemed (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (computed based on a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus basis points (0. %), as calculated by an Independent Investment Banker, plus accrued and unpaid interest thereon to the redemption date.
      “Adjusted Treasury Rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining life, as defined below, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      The Adjusted Treasury Rate will be calculated on the third business day preceding the redemption date.
      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.
      “Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if an Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.
      “Independent Investment Banker” means Banc of America Securities LLC, Morgan Stanley & Co. Incorporated or UBS Securities LLC or any of their respective successors, as designated by us, or if all such firms are unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.
      “Reference Treasury Dealer” means:

•	Banc of America Securities LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC and each of their respective successors; provided that, if any such Reference Treasury Dealer ceases to be a primary U.S. Government securities dealer in the United States (Primary Treasury Dealer), we will substitute another Primary Treasury Dealer; and

•	up to two other Primary Treasury Dealers selected by us.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by an Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to an Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.
      We will mail a notice of redemption at least 30 days but no more than 60 days before the redemption date to each holder of notes to be redeemed. If we elect to partially redeem the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.
      If we plan to redeem the notes, before the redemption occurs, we are not required to:

•	issue, register the transfer of, or exchange any note during the period beginning 15 days before the notice of redemption is mailed and ending on the day the notice is mailed; or

•	after the notice of redemption is mailed, register the transfer of or exchange any note selected for redemption, except, if we are redeeming only a part of a note, we are required to register the transfer of or exchange the unredeemed portion of the note if the holder so requests.
      Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.
Covenants
      Except to the extent described below, the indenture does not limit the amount of indebtedness or other obligations that we may incur. The indenture contains two principal material financial covenants:

•	Limitation on Liens. This covenant limits our ability, and that of our subsidiaries, to permit liens to exist on our principal assets; and

•	Limitations of Sale-Leaseback Transactions. This covenant limits our ability to sell or transfer our principal assets and then lease back those assets.
      In addition, the notes will contain certain events of default including cross-default provisions on certain other indebtedness.

      Please read “Description of Our Debt Securities — Covenants” in the accompanying prospectus.
Ratings
      The notes have been assigned ratings of BBB+ by Standard & Poor’s Rating Services and Baa1 by Moody’s Investors Service, Inc. A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the notes. These ratings may not continue and they may be revised downward or upward or withdrawn entirely at any time.

BOOK-ENTRY, DELIVERY AND FORM
      The Depository Trust Company (“DTC”), New York, NY, will act as securities depository for the global notes. The notes will be issued in fully-registered form registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully-registered certificates will be issued as global notes for the notes in the aggregate principal amount of the notes. These global notes will be deposited with DTC.
      DTC has advised us and the underwriters of the following matters. The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for the accuracy thereof.
      DTC, the world’s largest depository, is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.
      DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sale and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.
      Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of notes (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmations from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct or Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.
      To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemption, tenders, defaults, and proposed amendments to the documents governing the notes. For example, Beneficial Owners of Securities may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.
      Redemption notices shall be sent to DTC. If less than all the notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.
      Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the global notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in the listing attached to the omnibus proxy).
      Principal and interest payments on the global notes (including any redemption payments) will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, or the trustee, in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, us or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Principal and interest payments (including any redemption payments) on the global notes made to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.
      DTC may discontinue providing its service as depository with respect to the notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor depository is not obtained, certificates representing the notes in fully-registered form are required to be printed and delivered to Beneficial Owners.
      We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates representing the notes in fully-registered form are required to be printed and delivered to Beneficial Owners.
      Neither we, the trustee nor the underwriters will have any responsibility or obligation to Direct or Indirect Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Direct or Indirect Participant with respect to any ownership interest in the notes, or payments to, or the providing of notice to Direct or Indirect Participants or Beneficial Owners.
      The notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in the notes will, therefore, settle in immediately available funds. We will make all applicable payments of principal, premium (if any) and interest on the notes issued as global notes in immediately available funds.

UNDERWRITING
      We intend to offer the notes through the underwriters named below. Banc of America Securities LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters, severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Principal
Underwriter	Amount

Banc of America Securities LLC	$
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	$350,000,000
      The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
      The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
      The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of           % of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of           % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
      The expenses of the offering, net of the settlement of hedging transactions but not including the underwriting discount, are estimated to be $           million and are payable by us.
New Issue of Notes
      The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions
      In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchase of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.
      Neither we nor any of the underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other Relationships
      In the ordinary course of business, certain of the underwriters and their respective affiliates have provided, and may in the future provide, financial advisory, investment banking and other financial and banking services, and the extension of credit, to us or our subsidiaries. These underwriters and their affiliates have received, and may in the future receive, customary fees and commissions for their services. UBS Loan Finance LLC, an affiliate of UBS Securities LLC, Bank of America, N.A., an affiliate of Banc of America Securities LLC, and Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated are lenders under our bridge facility and will receive their respective share of any repayment by us of amounts outstanding under our bridge facility from the proceeds of this offering.
      We intend to use more than 10% of the net proceeds from the sale of the notes to repay indebtedness owed by us to affiliates of Banc of America Securities LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.
LEGAL MATTERS
      The validity of the issuance of the notes offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas, with respect to U.S. legal matters, and by Conyers Dill & Pearman, our special Bermuda counsel, with respect to Bermuda legal matters. Certain legal matters relating to the notes offered by this supplement and the accompanying prospectus will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., Houston, Texas, with respect to U.S. legal matters, and by Appleby Spurling & Kempe, underwriters’ Bermuda counsel, with respect to Bermuda legal matters. Fulbright & Jaworski L.L.P. provides services to us on matters unrelated to the offering of the notes.

EXPERTS
      The consolidated financial statements and the related financial statement schedule of Weatherford International Ltd., and Subsidiaries appearing in Weatherford International Ltd.’s Annual Report (Form 10-K) for the year ended December 31, 2004 and Weatherford International Ltd. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements, and the related financial statement schedule and management’s assessment, have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements and the related consolidated financial statement schedule of Universal Compression Holdings, Inc. (“UCH”) and Universal Compression, Inc. as of March 31, 2005 and 2004, and for each of three years in the period ended March 31, 2005 and UCH management’s report on the effectiveness of internal control over financial reporting as of March 31, 2005, incorporated in this prospectus by reference from Universal Compression Holdings, Inc.’s and Universal Compression, Inc.’s Annual Report on Form 10-K for the year ended March 31, 2005 incorporated by reference in the Annual Report on Form 10-K/A of Weatherford International Ltd. for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
      The combined balance sheets of Energy Services and International Contract Drilling, Divisions of Precision Drilling Corporation, as at December 31, 2004 and 2003, and the related combined statements of earnings and equity and cash flow for the years then ended appearing in exhibit 99.2 to our Current Report on Form 8-K/ A filed November 2, 2005 have been audited by KPMG LLP as stated in their report therein, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS
$750,000,000
Weatherford International Ltd.
Senior Debt Securities
Subordinated Debt Securities
Preference Shares
Common Shares
Warrants
Units
Guarantees

Weatherford International, Inc.
Senior Debt Securities
Subordinated Debt Securities
Guarantees

Weatherford International Ltd. may offer and sell from time to time in one or more offerings:
(1) unsecured debt securities consisting of senior notes and debentures, subordinated notes and debentures and/or other unsecured evidences of indebtedness, whether senior or subordinated, in one or more series (including medium-term notes, or MTNs), which may be convertible into or exchangeable for preference shares or common shares;
(2) preference shares, in one or more series, which may be convertible into or exchangeable for debt securities or common shares;
(3) common shares;
(4) warrants to purchase our common shares, preference shares, debt securities, or units, or debt securities of Weatherford International, Inc., or to purchase or sell securities of a third party, currencies or commodities;
(5) units consisting of any combination of our common shares, preference shares, debt securities, or warrants, or debt securities of Weatherford International, Inc.; and/or
(6) guarantees of debt securities issued by Weatherford International, Inc.
Weatherford International, Inc. may offer and sell from time to time in one or more offerings:
(1) unsecured debt securities consisting of senior notes and debentures, subordinated notes and debentures and/or other unsecured evidences of indebtedness, whether senior or subordinated, in one or more series (including medium-term notes, or MTNs), which may be convertible into or exchangeable for preference shares or common shares; and
(2) guarantees of debt securities issued by Weatherford International Ltd.
The aggregate initial offering price of the securities that we and Weatherford International, Inc. may offer will not exceed $750,000,000. We and/or Weatherford International, Inc. will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings.
We and/or Weatherford International, Inc. will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in any of our or Weatherford International, Inc.’s securities. This prospectus may not be used to consummate sales of our or Weatherford International Inc.’s securities unless it is accompanied by a prospectus supplement.
The common shares of Weatherford International Ltd. are listed for trading on the New York Stock Exchange under the symbol “WFT.” On June 17, 2004, the last reported sales price for the common shares on the New York Stock Exchange was $44.50 per share.

You should carefully review and consider the information under the headings “Forward-Looking Statements” beginning on page 2 and “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 7, 2004.

About this Prospectus	1
Where You Can Find More Information	2
Forward-Looking Statements	3
Weatherford International Ltd.	5
Weatherford International, Inc.	5
Risk Factors	6
Use of Proceeds	9
Ratios of Earnings to Fixed Charges	10
Description of Our Debt Securities	11
Description of Weatherford Delaware’s Debt Securities	19
Description of Share Capital	20
Description of Warrants	24
Description of Units	25
Certain Tax Considerations	26
Plan of Distribution	37
Legal Matters	39
Experts	39

i

About this prospectus
In this prospectus, unless otherwise indicated, when we refer to Weatherford Bermuda or use words such as “we” and “us”, we are generally referring to Weatherford International Ltd. and its subsidiaries as a whole or on a division basis depending on the context in which the statements are made. When we refer to Weatherford Delaware, we are referring to Weatherford International, Inc., our predecessor company and our wholly owned, indirect subsidiary.
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell different types of securities described in this prospectus in one or more offerings up to a total offering amount of $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information”.
Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of Weatherford Bermuda’s common and preference shares, up to the amount of its authorized capital from time to time, to and between non-residents of Bermuda for exchange control purposes, and the issue of options, warrants, depository receipts, rights, loan notes and other securities of Weatherford Bermuda and the subsequent free transferability thereof, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting the prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.
Under no circumstances should the delivery to you of this prospectus or any exchange or redemption made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

Where you can find more information
We file reports and other information with the SEC. You may read our SEC filings at the SEC’s website at http://www.sec.gov. You may also read and copy documents at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
We and Weatherford Delaware have filed with the SEC a registration statement on Form S-3 covering the securities offered by this prospectus. This prospectus is only a part of the registration statement and does not contain all of the information in the registration statement. For further information on us, and the securities that may be offered, please review the registration statement and the exhibits that are filed with it. Statements made in this prospectus that describe documents may not necessarily be complete. We recommend that you review the documents that we have filed with the registration statement to obtain a more complete understanding of those documents.
The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act) after the date of this prospectus through the termination of the registration statement of which this prospectus is a part. Please read the following documents incorporated by reference in this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 10, 2004;

•	the amendment, on Form 10-K/ A, to our annual report for the year ended December 31, 2003 filed with the SEC on June 14, 2004;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2004 filed with the SEC on May 6, 2004;

•	our current reports on Form 8-K filed on January 30, 2004, April 21, 2004 and May 28, 2004;

•	The description of our common shares contained in our Registration Statement on Form S-4, filed with the SEC on April 5, 2002, as amended by Pre-Effective Amendment No. 1 filed with the SEC on May 22, 2002 (Registration No. 333-85644); and

•	all documents we file under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus supplement and the termination of the registration statement of which this prospectus supplement is a part.
If the information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If the information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.
You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Weatherford International Ltd., 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027, Attention: Investor Relations (telephone number: (713) 693-4000). If you have any other questions regarding us, please contact our Investor Relations Department in writing at the above address or at the above telephone number or visit our world wide web site at www.weatherford.com. Information on our website is not incorporated by reference in this prospectus.

Forward-looking statements
This prospectus, our filings with the SEC and our public releases contain statements relating to our future results, including certain projections and business trends. These statements may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Certain risks and uncertainties may cause actual results to be materially different from projected results contained in forward-looking statements in this prospectus and in our other disclosures. These risks and uncertainties include, but are not limited to, the following factors, as well as the factors discussed in the documents incorporated by reference into this prospectus:

•	A downturn in market conditions could affect projected results. Any material changes in oil and gas supply and demand, oil and gas prices, rig count or other market trends would affect our results and would likely affect the forward-looking information provided by us. The oil and gas industry is extremely volatile and subject to change based on political and economic factors outside our control. Through the beginning of 2002, prices for oil and natural gas decreased, reflecting diminished demand attributable to political and economic issues. In the latter part of 2002, prices for oil and natural gas increased. However, with the exception of Canada, producers did not increase drilling due to the political and economic uncertainty. During 2003, North American drilling activity increased; however, if an extended regional and/or worldwide recession would occur, it would result in even lower demand and lower prices for oil and gas, which would adversely affect our revenues and income. At this time, we have assumed increases in worldwide demand will continue throughout 2004.

•	Our future success depends upon our ability to adapt to the changing market environment in North America. There is an excess investment in capital assets in our industry in the North American market. In addition, there are low barriers to entry. Our success depends on our ability to lower our cost structure. Our forward-looking statements assume we will be successful in reducing our cost structure and adapting to the changing environment.

•	A material disruption in our manufacturing could adversely affect some divisions of our business. We have undertaken an initiative to consolidate and outsource certain of our manufacturing operations. Our forward-looking statements assume any manufacturing consolidation and outsourcing will be completed without material disruptions. If there are disruptions or excess costs associated with manufacturing changes, our results could be adversely affected.

•	Availability of a skilled workforce could affect our projected results. The workforce and labor supply in the oilfield service industry is aging and diminishing such that there is an increasing shortage of available skilled labor. Our forward-looking statements assume we will be able to maintain a skilled workforce.

•	Our long-term growth is dependent upon technological innovation and commercialization. Our ability to deliver our long-term growth strategy depends in part on the commercialization of new technology. A central aspect of our growth strategy is to innovate our products and services, to obtain technologically advanced products through internal research and development and/or acquisitions, and to expand the markets for new technology through leverage of our worldwide infrastructure. Key to our success will be our ability to commercialize the technology that we have acquired and demonstrate the enhanced value our technology brings to our customers’ operations. Our major technological advances include, but are not limited to, those related to underbalanced drilling, expandable solid tubulars, expandable sand screens and intelligent well completion. Our forward-looking statements have assumed successful commercialization of, and above-average growth from, these new products and services.

•	Nonrealization of expected benefits from our 2002 corporate reincorporation could affect our projected results. We expected to gain certain business, financial and strategic advantages as a result of our reincorporation, including improvements to our global tax position and cash flow. An inability to realize expected benefits of the reincorporation within the anticipated time frame, or at all, would likely affect the financial benefit of our corporate reincorporation.

•	Nonrealization of expected benefits of our recent change in divisional structure could adversely affect our projected results. In 2003, we realigned our operational structure from three divisions to two divisions. Our forward-looking statements assume there will be no material disruption to our operations and we will realize anticipated cost savings.

•	A decline in the fair value of our investment in Universal that is other than temporary would adversely affect our projected results. In the third quarter of 2002, we determined the decline in Universal’s stock price was other than temporary and recorded a write-down in the carrying value of the investment. In connection with the reduction in the carrying value, we recognized a tax benefit related to the difference between the book carrying value and the tax basis of the investment. We can make no assurances there will not be an additional decline in value of our investment in Universal and that any such decline would be temporary. Any decline may result in an additional write-down in the carrying value of our investment in Universal and would adversely affect our results.

•	The cyclical nature of or a prolonged downturn in our industry could affect the carrying value of our goodwill. As of March 31, 2004, we had approximately $1.6 billion of goodwill. Our estimates of the value of our goodwill could be reduced in the future as a result of various factors, some of which are beyond our control. Any reduction in the value of our goodwill may result in an impairment charge and therefore adversely affect our results.

•	Currency fluctuations could have a material adverse financial impact on our business. A material decline in currency rates in our markets could affect our future results as well as affect the carrying values of our assets. World currencies have been subject to much volatility. Our forward-looking statements assume no material impact from future changes in currencies.

•	Political disturbances, war, or terrorist attacks and changes in global trade policies could adversely impact our operations. We have assumed there will be no material political disturbances or terrorist attacks and there will be no material changes in global trade policies. Any further military action undertaken by the United States or other countries could adversely affect our results of operations.
Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our other filings with the SEC. For additional information regarding risks and uncertainties, please read our other current filings with the SEC under the Exchange Act and the Securities Act, particularly under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2003. These filings are available free of charge at the SEC’s website at www.sec.gov.
All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

Weatherford International Ltd.
Weatherford International Ltd. is one of the world’s leading providers of equipment and services used for drilling, completion and production of oil and natural gas wells. We conduct operations in approximately 100 countries and have service and sales locations in nearly all of the oil and natural gas producing regions in the world. We are among the leaders in each of our primary markets, and our distribution and service network is one of the most extensive in the oil and natural gas industry.
Our business is divided into two principal operating divisions:

•	Drilling Services; and

•	Production Systems.
In June 2002, Weatherford International Ltd., a Bermuda exempted company, became the parent holding company of Weatherford International, Inc., a Delaware corporation, following a corporate reorganization. Each share of common stock of Weatherford International, Inc. automatically converted into the right to receive a common share of Weatherford International Ltd. Thus, the stockholders of Weatherford International, Inc. became shareholders of Weatherford International Ltd., which, together with its subsidiaries, continues to be engaged in the same business that Weatherford International, Inc. and its subsidiaries were engaged in before the reorganization. The reorganization has been accounted for as a reorganization of entities under common control and, accordingly, did not result in any changes to our consolidated amounts of assets, liabilities or shareholders’ equity.
Our principal executive offices are located at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027-3415. Our telephone number at that location is (713) 693-4000.

Weatherford International, Inc.
Weatherford Delaware is an indirect, wholly owned subsidiary of Weatherford Bermuda. Weatherford Bermuda currently conducts substantially all of its operations through Weatherford Delaware and its subsidiaries.

Risk factors
The securities to be offered by this prospectus may involve a high degree of risk. When considering an investment in any of these securities, you should consider carefully the following factors, and any risks that may be set forth in the prospectus supplement relating to a specific security, as well as the other information set forth or incorporated by reference in this prospectus, (including the risks and other disclosure that are presented in (i) our Annual Report on Form 10-K for the year ended December 31, 2003, (ii) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and (iii) our definitive proxy statement, filed with the SEC on April 7, 2004, under the headings “Forward-looking Statements”, “Risk Factors” and “Exposures”.
Changes in tax laws could adversely impact our results.
On June 26, 2002, the stockholders and Board of Directors of Weatherford International, Inc. approved our corporate reorganization and Weatherford International Ltd., a newly formed Bermuda company, became the parent holding company of Weatherford International, Inc. The realization of the tax benefit of this reorganization could be impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing authorities.
Our results of operations are impacted by Universal Compression’s results of operations.
We own approximately 44% of Universal Compression Holdings, Inc.’s outstanding common stock as a result of the merger of our compression services division with a Universal subsidiary in February 2001. We account for this ownership interest using the equity method of accounting, which requires us to record our percentage interest in Universal’s results of operations in our consolidated statement of operations. Accordingly, fluctuations in Universal’s earnings will cause fluctuations in our earnings.
Nonrealization of expected benefits from our business division realignment and other initiatives will affect our projected results.
Our projected results of operations include the expected benefits of our business division realignment and our productivity and cost reduction initiatives. We may experience unexpected delays or incur excess costs in connection with the realignment of our business and the productivity initiatives. We may not fully realize the expected benefits of the business realignment and our productivity initiatives. The ultimate timing and success of the business realignment and our initiatives will depend upon a number of factors, some of which are beyond our control. We may not realize any of these expected benefits.
We are a Bermuda exempted company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.
We are a Bermuda exempted company. As a result, the rights of holders of our shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of our directors and some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or

Risk factors

entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.
Our bye-laws restrict shareholders from bringing legal action against our officers and directors.
Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.
Low oil and gas prices adversely affect demand for our products and services.
Low oil and gas prices adversely affect demand throughout the oil and natural gas industry, including the demand for our products and services. As prices decline, we are affected in two significant ways. First, the funds available to our customers for the purchases of goods and services decline. Second, exploration and drilling activity declines as marginally profitable projects become uneconomic and either are delayed or eliminated. Accordingly, when oil and gas prices are relatively low, our revenues and income will be adversely affected.
The market price of our common shares may fluctuate.
Historically, the market price of common shares of companies engaged in the oil and gas industry has been highly volatile. Likewise, the market price of our common shares has varied significantly in the past. News announcements and changes in oil and natural gas prices, changes in the demand for oil and natural gas exploration and changes in the supply and demand for oil and natural gas have all been factors that have affected the price of our common shares.
Customer credit risks could result in losses.
The concentration of our customers in the energy industry may impact our overall exposure to credit risk, in that customers may be similarly affected by prolonged changes in economic and industry conditions. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for potential credit losses, we cannot assure that our reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from those receivables will be consistent with our expectations.
Uninsured judgments or a rise in insurance premiums could adversely impact our results.
Although we maintain insurance to cover potential claims and losses, we could become subject to a judgment for which we are not adequately insured. Additionally, the terrorist attacks that occurred in the U.S., as well as other factors, have generally increased the cost of insurance for companies, including ours. Significant increases in the cost of our insurance and more restrictive coverages may adversely impact our results of operations.
Uninsured claims and litigation could adversely impact our results.
In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses, and we are subject to various self-retentions and deductibles with respect to our insurance. Although we are subject to various ongoing items of litigation, we do not believe that any of the items of litigation that we are currently subject to will

Risk factors

result in any material uninsured losses to us. However, it is possible that an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts that we currently have reserved or anticipate incurring.
We are also subject to various federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have in recent years become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. While we are not currently aware of any situation involving an environmental claim that would be likely to have a material adverse effect on our business, it is always possible that an environmental claim with respect to one or more of our current businesses or a business or property that one of our predecessors owned or used could arise and could involve material expenditures.
A terrorist attack could have a material adverse effect on our businesses.
The terrorist attacks that took place in the U.S. on September 11, 2001 were unprecedented events that have created many economic and political uncertainties, some of which may materially impact our businesses. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our business.
We have significant foreign operations that would be adversely impacted in the event of war, political disruption, civil disturbance or changes in global trade policies.
Like most multinational oilfield service companies, we have operations in international areas, including parts of the Middle East, North and West Africa, Latin America, the Asia-Pacific region and the Commonwealth of Independent States that are subject to risks of war, political disruption, civil disturbance and changes in global trade policies that may:

•	disrupt oil and gas exploration and production activities;

•	negatively impact results of operations;

•	restrict the movement and exchange of funds;

•	inhibit our ability to collect receivables;

•	lead to U.S. government or international sanctions; and

•	limit access to markets for periods of time.
Our significant operations in foreign countries expose us to currency fluctuation risks.
As of March 31, 2004, approximately 31.2% of our net assets were located outside the U.S. and were carried on our books in local currencies. Changes in those currencies in relation to the U.S. dollar result in translation adjustments, which are reflected as accumulated other comprehensive income (loss) in the shareholders’ equity section on our condensed consolidated balance sheets. We recognize remeasurement and transactional gains and losses on currencies in our condensed consolidated statements of operations. Such remeasurement and transactional losses may adversely impact our results of operations.
In certain foreign countries, a component of our cost structure is U.S. dollar denominated, whereas our revenues are partially local currency based, therefore a devaluation of the local currency would adversely impact our operating margins.

Use of proceeds
Unless otherwise specified in a prospectus supplement, we will use the net proceeds received by us from the sale of the securities offered by this prospectus to finance acquisitions, refinance certain existing indebtedness and for general corporate purposes. We may invest funds not required immediately for such purposes in marketable securities and short-term investments.

Ratios of earnings to fixed charges
The following table sets forth our and Weatherford Delaware’s ratios of earnings to fixed charges for the periods shown. As Weatherford Delaware is our predecessor company, the ratios presented reflect only Weatherford Delaware’s ratios of earnings to fixed charges for periods ended on or prior to December 31, 2001, and our ratio of earnings to fixed charges on a consolidated basis for periods ended after December 31, 2001.
You should read these ratios of earnings to fixed charges in connection with our and Weatherford Delaware’s consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus supplement and the accompanying prospectus.

Year ended December 31,					Three months
					ended
1999	2000	2001	2002	2003	March 31, 2004

1.52x	1.99x	4.79x	—	2.94x	4.06x
For the year ended December 31, 2002, earnings before fixed charges were inadequate to cover fixed charges by $32.0 million. This reflects our $217.1 million write-down of our investment in Universal Compression Holdings, Inc. as it was determined that the decline in the market value was other than temporary.
For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. “Earnings” represent the aggregate of (a) our earnings (loss) before income taxes, minority interest, discontinued operations and equity in earnings of unconsolidated investees and (b) fixed charges, net of interest capitalized (c) plus distributed income from equity investments. “Fixed charges” represent interest (whether expensed or capitalized), the amortization of capitalized debt costs and original issue discount and that portion of rental expense on operating leases deemed to be the equivalent of interest.

Description of our debt securities
Any debt securities we offer under a prospectus supplement will be our direct unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities (and may include medium-term notes, or MTNs). The debt securities will be issued under one or more separate indentures between us and a banking or financial institution, as trustee. Senior debt securities will be issued under an Indenture dated as of October 1, 2003 among us, Weatherford Delaware and Deutsche Bank Trust Company Americas, as trustee. Subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and the subordinated indenture are called “indentures.”
We have summarized selected provisions of the indentures below. The following summary is a description of the material provisions of the indentures. It does not restate those agreements in their entirety. We urge you to read each of the indentures because, each one, and not this description, defines the rights of holders of debt securities. A senior indenture and a subordinated indenture have been filed as exhibits to this registration statement.
GENERAL
The debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior unsecured and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt.
We conduct a substantial part of our operations through our subsidiaries. To the extent of such operations, holders of debt securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preference shareholders, except to the extent that we may ourself be a creditor with recognized claims against any subsidiary. Our ability to pay the principal, premium, if any, and interest on any debt securities is, to a large extent, dependent upon the payment to us of dividends, debt principal and interest or other charges by our subsidiaries.
A prospectus supplement and an indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	The title and type of the debt securities;

•	The total principal amount of the debt securities;

•	The percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

•	The dates on which the principal of the debt securities will be payable;

•	The interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	Any conversion or exchange features;

•	Any optional redemption periods;

•	Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

•	Any provisions granting special rights to holders when a specified event occurs;

•	Any changes to or additional events of default or covenants;

Description of our debt securities

•	Any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

•	Any other terms of the debt securities.
None of the indentures will limit the amount of debt securities that may be issued. Each indenture will allow debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.
Debt securities of a series may be issued in registered, coupon or global form.
GUARANTEE BY WEATHERFORD DELAWARE
If the applicable prospectus supplement relating to a series of our senior debt securities provides that those senior debt securities will have the benefit of a guarantee by Weatherford Delaware, payment of the principal, premium, if any, and interest on those senior debt securities will be unconditionally guaranteed on an unsecured, unsubordinated basis by Weatherford Delaware. The guarantee of senior debt securities will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of Weatherford Delaware.
If the applicable prospectus supplement relating to a series of our subordinated debt securities provides that those subordinated debt securities will have the benefit of a guarantee by Weatherford Delaware, payment of the principal, premium, if any, and interest on those subordinated debt securities will be unconditionally guaranteed on an unsecured, subordinated basis by Weatherford Delaware. The guarantee of the subordinated debt securities will be subordinated in right of payment to all of Weatherford Delaware’s existing and future senior indebtedness (as defined in the related prospectus supplement), including any guarantee of the senior debt securities, to the same extent and in the same manner as the subordinated debt securities are subordinated to our senior indebtedness (as defined in the related prospectus supplement). See “Subordination” below.
The obligations of Weatherford Delaware under any such guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.
DENOMINATIONS
The prospectus supplement for each issuance of debt securities will state that the securities issued in registered form will be issued in registered form of $1,000 each or multiples thereof.
Subordination
Under a subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	of any insolvency, bankruptcy or similar proceeding involving us or our property; or

•	we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due.
The subordinated indenture will not limit the amount of senior debt that we may incur.
“Senior debt” includes all notes or other unsecured evidences of indebtedness, including guarantees given by us, for money borrowed by us, not expressed to be subordinate or junior in right of payment to any of our other indebtedness.

Description of our debt securities

In addition, our assets consist primarily of the capital stock of our subsidiaries. Accordingly, we will depend on dividends and other distributions from our subsidiaries in order to make payments on our debt securities and any guarantees we issue. As a result, our indebtedness will be effectively junior to the debt and other liabilities of our subsidiaries, including Weatherford Delaware.
MERGERS AND SALE OF ASSETS
Each indenture will provide that we may not consolidate or amalgamate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless:

•	the successor or resulting person assumes all of our obligations under the indentures; and

•	we or the successor or resulting person will not immediately be in default under the indentures.
Upon the assumption of our obligations by a successor or resulting person, subject to certain exceptions, we will be discharged from all obligations under the indentures.
MODIFICATION OF INDENTURES
Each indenture will provide that our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against any holder without its consent.
EVENTS OF DEFAULT
“Event of default,” when used in an indenture, will mean any of the following:

•	failure to pay the principal of or any premium on any debt security when due;

•	failure to deposit any sinking fund payment when due;

•	failure to pay interest on any debt security for 30 days;

•	failure to perform any other covenant in the indenture that continues for 90 days after being given written notice;

•	certain events in bankruptcy, insolvency or reorganization of us; or

•	any other event of default included in any indenture or supplemental indenture.
An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.
If an event of default for any series of debt securities occurs and continues, the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a specified percentage of the aggregate principal amount of the debt securities of that series can void the declaration.
Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnification. If they provide this reasonable indemnification, the holders of a

Description of our debt securities

majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.
COVENANTS
Under the indentures, we have agreed to:

•	pay the principal of, interest and any premium on, the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.
We have also agreed to the following covenants relating to limitations on liens and restrictions on sale-and-leaseback transactions.
Limitation on liens
The senior indenture provides that we will not, nor will we permit any subsidiary to, create, assume, incur or suffer to exist any lien upon any principal property, whether owned or leased on the date of the senior indenture or thereafter acquired, to secure any of our debt or any other person (other than the senior debt securities issued under the senior indenture), without causing all of the debt securities outstanding under the applicable indenture to be secured equally and ratably with, or prior to, the new debt so long as new debt is secured. This restriction does not prohibit us from creating the following:

•	certain liens existing, or provided for under the terms of existing agreements, on the date that any debt securities are issued under the senior indenture;

•	liens on current assets to secure current liabilities;

•	certain liens that are created within one year after acquisition, completion and/or commencement of commercial operation on, property acquired, constructed, altered or improved by us or any of our subsidiaries;

•	certain preexisting liens on any property acquired and liens on property of a subsidiary existing at the time it became our subsidiary;

•	liens in favor of us or our subsidiaries;

•	certain liens in favor of governmental bodies to secure progress, advance or other payments;

•	liens on any property securing indebtedness incurred for the purpose of financing the purchase price or the cost of constructing, installing or improving the property;

•	liens on any property securing indebtedness issued or guaranteed by governmental bodies; and

•	any extension, renewal or replacement of the foregoing.
Notwithstanding the foregoing, under the senior indenture we may, and may permit any subsidiary to, issue, assume or guarantee secured indebtedness which would otherwise be subject to the foregoing restrictions, in an aggregate amount which, with all other such secured indebtedness, does not exceed 15% of our consolidated net worth. For purposes of this paragraph, “consolidated net worth” means

Description of our debt securities

the amount of total shareholders’ equity shown in our most recent consolidated statement of our financial position.
Sale-and-leaseback transactions
The senior indenture provides that we will not, and we will not permit any of our subsidiaries to, enter into any sale-and-leaseback transaction unless:

•	at the time of entering into such sale-and-leaseback transaction, we or our subsidiary would be entitled under the indentures to mortgage the property under the indentures for an amount equal to the proceeds of the sale-and-leaseback transaction without equally and ratably securing the notes in compliance with the exceptions to the liens covenant in the indentures;

•	within a period commencing six months prior to the consummation of the sale-and-leaseback transaction and ending six months after the consummation of such transaction, we or our subsidiary expend an amount equal to all or a portion of the net proceeds of such sale-and-leaseback transaction for property used or to be used in the ordinary course of our or our subsidiaries’ businesses, and we have elected to designate that amount as a credit against such sale-and-leaseback transaction, with any such amount not so designated to be applied as set forth in the next paragraph; or

•	during the 12-month period after the effective date of the sale-and-leaseback transaction, we apply to the retirement of the notes or any of our pari passu indebtedness:

(i) an amount equal to the proceeds of the property sold in the sale-and-leaseback transaction, which shall not be less than the fair value of such property at the time of entering into such sale-and-leaseback transaction, less

(ii) an amount equal to the principal amount of the notes and pari passu indebtedness retired by us within that 12-month period and not designated as a credit against any other sale-and-leaseback transaction by us or any of our subsidiaries during that period.
PAYMENT AND TRANSFER
Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check and mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.
Fully registered securities may be transferred or exchanged at the corporation trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.
GLOBAL SECURITIES
Certain series of the debt securities may be issued as permanent global debt securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company, or DTC, acts as depositary.
Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Description of our debt securities

DTC has advised us of the following matters. The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for the accuracy thereof.
DTC, the world’s largest depository, is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.
DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sale and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.
Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of notes (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmations from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct or Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.
To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the

Description of our debt securities

Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemption, tenders, defaults, and proposed amendments to the documents governing the notes. For example, Beneficial Owners of Securities may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and address to the registrar and request that copies of notices be provided directly to them.
Redemption notices shall be sent to DTC. If less than all the notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.
Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the global notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in the listing attached to the omnibus proxy).
Principal and interest payments on the global notes (including any redemption payments) will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, or the trustee, in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, us or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Principal and interest payments (including any redemption payments) on the global notes made to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.
DTC may discontinue providing its service as depository with respect to the notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor depository is not obtained, certificates representing the notes in fully-registered form are required to be printed and delivered to Beneficial Owners.
We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates representing the notes in fully-registered form are required to be printed and delivered to Beneficial Owners.
Neither we, the trustee nor the underwriter will have any responsibility or obligation to Direct or Indirect Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Direct or Indirect Participant with respect to any ownership interest in the notes, or payments to, or the providing of notice to Direct or Indirect Participants or Beneficial Owners.

Description of our debt securities

The notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in the notes will, therefore, settle in immediately available funds. We will make all applicable payments of principal, premium (if any) and interest on the notes issued as global notes in immediately available funds.
DEFEASANCE
We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to be released from covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the applicable trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due on the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the applicable indenture, except for certain obligations, including obligations to register the transfer or exchange of debt securities, to replace lost, stolen or mutilated debt securities, to pay principal and interest on the original stated due dates and certain other obligations set forth in the indenture.
We may discharge our obligations under the indentures or be released from covenant restrictions only if we meet certain requirements. Among other things, we must deliver to the trustee an opinion of our legal counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, this opinion must be based on either a ruling received from or published by the Internal Revenue Service or a change in United States federal income tax law since the date of the indenture. We may not have a default on the debt securities discharged on the date of deposit.
GOVERNING LAW
Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.
NOTICES
Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register for such debt securities.
NO PERSONAL LIABILITY OF OFFICERS, DIRECTORS, EMPLOYEES OR SHAREHOLDERS
No director, officer, employee or shareholder, as such, of ours or any of our affiliates shall have any personal liability in respect of our obligations under any indenture or the debt securities by reason of his, her or its status as such.

Description of Weatherford Delaware’s debt securities
Except as described in this section, the above descriptions of our debt securities also apply to any debt securities that may be issued by Weatherford Delaware. With respect to debt securities issued by Weatherford Delaware, the references in the above section to “we”, “us” and “our” should be replaced with references to Weatherford Delaware.
The debt securities will be issued under one or more separate indentures between us and a banking or financial institution, as trustee. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and the subordinated indenture are called the “indentures.”
GUARANTEE OF WEATHERFORD DELAWARE DEBT SECURITIES
If the applicable prospectus supplement relating to a series of Weatherford Delaware’s senior debt securities provides that those senior debt securities will have the benefit of the guarantee by Weatherford Bermuda, payment of the principal, premium, if any, and interest on those senior debt securities will be unconditionally guaranteed on an unsecured, unsubordinated basis by Weatherford Bermuda. The guarantee of senior debt securities will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of Weatherford Bermuda.
If the applicable prospectus supplement relating to a series of Weatherford Delaware’s subordinated debt securities provides that those subordinated debt securities will have the benefit of the guarantee by Weatherford Bermuda, payment of the principal, premium, if any, and interest on those subordinated debt securities will be unconditionally guaranteed on an unsecured, subordinated basis by Weatherford Bermuda. The guarantee of Weatherford Delaware’s subordinated debt securities will be subordinated in right of payment to all of Weatherford Bermuda’s existing and future senior indebtedness (as defined in the related prospectus supplement), including any guarantee of Weatherford Delaware’s senior debt securities, to the same extent and in the same manner as Weatherford Delaware’s subordinated debt securities are subordinated to our senior indebtedness (as defined in the related prospectus supplement).
The obligations of Weatherford Bermuda under any such guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Description of share capital
Our authorized share capital consists of 500,000,000 common shares, par value US$1.00 per share, and 10,000,000 undesignated preference shares, par value US$1.00 per share. The following summary is qualified in its entirety by the provisions of our memorandum of association and our bye-laws, which are both publicly available. As of June 9, 2004, there were 133,665,566 common shares issued and outstanding (excluding common shares held by subsidiaries), 9,219,821 shares held by subsidiaries and no preference shares issued and outstanding. As of that date, we also had approximately 34.5 million common shares reserved for issuance:

•	in connection with options or other awards issued or available for issuance under various employee or director incentive, compensation and option plans;

•	pursuant to conversions of Weatherford Delaware’s Zero Coupon Convertible Senior Debentures due 2020, which we have guaranteed;

•	upon exercise of a warrant issued to Shell Technology Ventures Inc. pursuant to the Warrant Agreement, dated February 28, 2002, between Shell Technology Ventures Inc. and Weatherford Delaware; and

•	in connection with prior acquisitions.
COMMON SHARES
Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice (unless shorter notice is agreed, as described below) of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 10 days’ notice of an annual general meeting or a special general meeting must be given to our shareholders. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting, by a majority of the shareholders entitled to attend and vote at the meeting holding not less than 95% of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person and representing in person or by proxy in excess of 50% of the total issued voting shares.
Holders of our common shares are entitled to one vote per share on all matters submitted to a vote of the holders of our common shares. Our bye-laws do not provide for cumulative voting. Except as specifically provided in our bye-laws or in the Companies Act 1981 of Bermuda (the “Companies Act”), resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. There are no limitations imposed by Bermuda law or our bye-laws on the right of shareholders who are not Bermuda residents to hold or vote our common shares.
PRICE RANGE OF COMMON SHARES
Our common shares are traded on the New York Stock Exchange under the symbol “WFT.” The following table sets forth, for the periods indicated, the high and low sale price per share of our

Description of share capital

common shares, since the reorganization, and the high and low sale price per share of Weatherford Delaware common stock, prior to the reorganization, in each case on the New York Stock Exchange.

	High	Low

		(U.S.$)
	(U.S.$)
Weatherford Delaware
2002
First Quarter	49.80	32.55
Second Quarter (through June 26, 2002)	54.25	42.73

Weatherford Bermuda
2002
Second Quarter (from June 27, 2002 through June 30, 2002)	46.20	43.11
Third Quarter	45.19	33.10
Fourth Quarter	43.70	34.86
2003
First Quarter	42.67	35.05
Second Quarter	47.70	37.07
Third Quarter	41.74	34.91
Fourth Quarter	39.00	31.30
2004
First Quarter	47.10	35.82
DIVIDEND RIGHTS
Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Each of our common shares is entitled to dividends if, as and when dividends are declared by its board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.
Any cash dividends payable to our shareholders at any time when the corresponding shares are quoted on the New York Stock Exchange will be paid to American Stock Transfer & Trust Company, our transfer agent in the United States, for disbursement to those holders. We do not anticipate that we will pay any cash dividends on our common shares in the foreseeable future.
PREEMPTIVE, REDEMPTION, SINKING FUND AND CONVERSION RIGHTS
Holders of our common shares have no preemptive, redemption, conversion or sinking fund rights.
REGISTRAR OR TRANSFER AGENT
A register of holders of our common shares is maintained by Codan Services Limited in Bermuda, and a branch register is maintained in the United States by American Stock Transfer & Trust Company, who serves as branch registrar and transfer agent.
PREFERENCE SHARES
Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative

Description of share capital

voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of us.
ANTI-TAKEOVER PROVISIONS
Our bye-laws have provisions that could have an anti-takeover effect. In addition, our bye-laws include an “advance notice” provision that places time limitations on shareholders’ nominations of directors and submission of proposals for consideration at an annual general meeting. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to encourage negotiations with the board of directors in transactions that may involve an actual or potential change of control of us.
Directors can be removed from office, only for cause, by resolution of the shareholders at a special general meeting of our shareholders. The board of directors does not have the power to remove directors. These provisions can delay a shareholder from obtaining majority representation on the board of directors.
Our bye-laws also provide that our board of directors will consist of not less than three nor more than 18 persons, the exact number to be set from time to time by board resolution. Accordingly, our board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on our board of directors by enlarging the size of our board of directors and filling the new vacancies with its own nominees.
Our bye-laws provide that at any annual general meeting, only such business shall be conducted as shall have been brought before the meeting by or at the direction of our board of directors, by any shareholder who complies with certain procedures set forth in our bye-laws or by any shareholder pursuant to the valid exercise of the power granted under the Companies Act. For business to be properly brought before an annual general meeting by a shareholder in accordance with the terms of our bye-laws, the shareholder must have given timely notice thereof in proper written form to our Secretary and satisfied all requirements under applicable rules promulgated by the Securities and Exchange Commission or by the New York Stock Exchange or any other exchange on which our securities are traded. To be timely for consideration at the annual general meeting, such shareholder’s notice must be received by the Secretary at our principal executive offices and our registered office in Bermuda not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual general meeting, provided that in the event that the annual general meeting is called for a date that is not within 60 days before or after such anniversary date, not later than the seventh day following the day on which such notice of the date of the annual general meeting was mailed or public disclosure of the date of the annual general meeting was made, whichever occurs first. In order for a shareholder to nominate directors in connection with an annual general meeting of shareholders, a shareholder’s notice of his intention to make such nominations must be received in proper written form as specified in our bye-laws by our Secretary within the time limits described above. In addition, the Companies Act provides for a mechanism by which not less than 100 shareholders or shareholders holding at least 5% of the voting power of a Bermuda company may require the company to give notice of a resolution that may properly be moved at an annual general meeting of the company, or to circulate to members entitled to notice of any general meeting a statement with respect to any proposed resolution or business to be dealt with at that meeting.
Subject to the terms of any other class of shares in issue, any action required or permitted to be taken by the holders of our common shares must be taken at a duly called special or annual general meeting

Description of share capital

of shareholders unless taken by written resolution signed by or on behalf of all holders of common shares. Under our bye-laws, special general meetings may be called at any time by the chairman, the board of directors or when requisitioned by shareholders pursuant to the provisions of the Companies Act. The Companies Act permits shareholders holding at least 10% of the paid-up capital of a company entitled to vote at general meetings to requisition a special general meeting.
Our board of directors is authorized to issue, from time to time, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of issue of a class or series, any authorized and unissued shares with such rights and restrictions as it may determine. For example, the board of directors could authorize the issuance of preference shares with rights that could discourage a takeover or other transaction that holders of some or a majority of our common shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

Description of warrants
We may issue warrants to purchase:

•	our common shares, preference shares or other equity securities;

•	our debt securities (which may be guaranteed by Weatherford Delaware);

•	Weatherford Delaware’s debt securities (which may be guaranteed by us); or

•	debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing.
Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. In addition to this summary, you should refer to the warrant agreement, including the forms of warrant certificate representing the warrants, relating to the specific warrants being offered for the complete terms of the warrant agreement and the warrants. That warrant agreement, together with the terms of warrant certificate and warrants, will be filed with the SEC in connection with the offering of the specific warrants.
The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, in which the price of such warrants will be payable;

•	the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable; information with respect to book-entry procedures, if any; and

•	if applicable, a discussion of any material United States federal income tax considerations; and any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Description of units
As specified in the applicable prospectus supplement, we may issue units consisting of one or more of our warrants, debt securities (which may be guaranteed by Weatherford Delaware), preference shares, common shares, Weatherford Delaware’s debt securities (which may be guaranteed by us) or any combination of such securities.
The applicable prospectus supplement will describe:

•	the terms of the units and of any of our warrants, debt securities (which may be guaranteed by Weatherford Delaware), preference shares, common shares and/or Weatherford Delaware’s debt securities (which may be guaranteed by us) comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units; and

•	if applicable, a discussion of any material United States federal income tax considerations.

Certain tax considerations
BERMUDA TAX CONSIDERATIONS
At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by Weatherford Bermuda or by Weatherford Bermuda securityholders in respect of its shares, debt securities or warrants. Weatherford Bermuda has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to Weatherford Bermuda or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by Weatherford Bermuda in respect of real property or leasehold interests in Bermuda held by it.
BARBADOS TAX CONSIDERATIONS
Weatherford Bermuda will be registered to operate as an “International Business Company” or “IBC” for Barbados tax purposes and Weatherford Bermuda will be legally managed and controlled through an executive office located in Barbados. Under current Barbados law, an IBC is subject to tax on its international business profits generated outside of Barbados at a maximum rate of 2.5%. This tax rate gradually decreases to 1% as taxable income increases. The benefits of these lower tax rates for companies registered as IBCs can be guaranteed by the Minister for up to 15 years. Barbados imposes no income tax on capital gains. In addition to Barbados income tax, Weatherford Bermuda will be subject to Barbados property transfer tax to the extent that it transfers real property owned in Barbados and certain other taxes to the extent that it employs persons in Barbados.
Under existing Barbados law, there will be no Barbados income or withholding tax imposed on any dividends, interest, royalties or other amounts paid by Weatherford Bermuda to any person resident outside of Barbados. Furthermore, U.S. shareholders will not be subject to any Barbados taxation on the sale or other transfer (including by gift or on the death of the shareholder) of Weatherford Bermuda common shares.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain United States federal income tax consequences, as of the date of this document, of the ownership of our debt securities, common shares, preference shares or warrants by beneficial owners that purchase the debt securities, shares or warrants in connection with their initial issuance, that hold the debt securities, shares or warrants as capital assets and that are “United States holders” under the Internal Revenue Code. Under the Internal Revenue Code, you are a “United States holder” if you are:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

Certain tax considerations

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States holders have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States holder.
This summary is based on current law, which is subject to change, perhaps retroactively, is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the United States federal income tax consequences to you in light of your particular circumstances. In addition, it does not present a description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a bank or financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person holding debt securities, common shares, preference shares or warrants as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting shares or 10% or more of the voting shares of any of our non-United States subsidiaries;

•	a United States holder whose “functional currency” is not the United States dollar;

•	a regulated investment company; or

•	a real estate investment trust.
We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary. The discussion below assumes that all debt securities issued hereunder will be classified as debt for United States federal income tax purposes, and holders should note that in the event of an alternative characterization, the tax consequences would differ from those discussed below.
If a partnership holds our debt securities, common shares, preference shares or warrants, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our debt securities, common shares, preference shares or warrants, you should consult your tax advisor.
You should consult your own tax advisor concerning the particular United States federal income tax consequences to you of the ownership and disposition of debt securities, common shares, preference shares or warrants, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Certain tax considerations

DEBT SECURITIES
This summary is not intended to include all of the possible types of debt securities that we may issue under this prospectus, including, for example, senior debt securities or subordinated debt securities (which may include medium-term notes). We will describe any additional United States federal income tax consequences resulting from a specific issuance of debt securities in the applicable prospectus supplement.
Payment of interest
Except as provided below, interest on a debt security will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.
Original issue discount
If you own debt securities issued with original issue discount, which we refer to as “OID”, you will be subject to special tax accounting rules, as described in greater detail below. In that case, you should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent those payments do not constitute qualified stated interest, as defined below. Notice will be given in the applicable prospectus supplement when we determine that a particular debt security will be an original issue discount debt security.
A debt security with an issue price that is less than its “stated redemption price at maturity” (the sum of all payments to be made on the debt security other than “qualified stated interest”) generally will be considered issued with OID if that difference is at least 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The “issue price” of each debt security in a particular offering will be the first price at which a substantial amount of that particular offering is sold to the public. The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, and meets all of the following conditions:

•	it is payable at least once per year;

•	it is payable over the entire term of the debt security; and

•	it is payable at a single fixed rate or, subject to certain conditions, based on one or more interest indices.
We will give you notice in the applicable prospectus supplement when we determine that a particular debt security will bear interest that is not qualified stated interest.
If you own a debt security issued with de minimis OID, i.e., discount that is not OID because it is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity, you generally must include the de minimis OID in income at the time payments, other than qualified stated interest, on the debt securities are made in proportion to the amount paid. Any amount of de minimis OID that you have included in income will be treated as capital gain.
Certain of the debt securities may contain provisions permitting them to be redeemed prior to their stated maturity at our option and/or your option. Original issue discount debt securities containing those features may be subject to rules that differ from the general rules discussed herein. If you are considering the purchase of original issue discount debt securities with those features, you should carefully examine the applicable prospectus supplement and should consult your own tax advisors with

Certain tax considerations

respect to those features since the tax consequences to you with respect to OID will depend, in part, on the particular terms and features of the debt securities.
If you own original issue discount debt securities with a maturity upon issuance of more than one year you generally must include OID in income in advance of the receipt of some or all of the related cash payments using the “constant yield method” described in the following paragraph.
The amount of OID that you must include in income if you are the initial United States holder of an original issue discount debt security is the sum of the “daily portions” of OID with respect to the debt security for each day during the taxable year or portion of the taxable year in which you held that debt security (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for an original issue discount debt security may be of any length and may vary in length over the term of the debt security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of:

•	the debt security’s adjusted issue price at the beginning of the accrual period times its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

•	the aggregate of all qualified stated interest allocable to the accrual period.
OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of a debt security at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period, determined without regard to the amortization of any acquisition or bond premium, as described below, and reduced by any payments made on the debt security (other than qualified stated interest) on or before the first day of the accrual period. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on debt securities held of record by holders other than corporations and other exempt holders.
You may elect to treat all interest on any debt security as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. You must make this election for the taxable year in which you acquired the debt security, and you may not revoke the election without the consent of the Internal Revenue Service. You should consult with your own tax advisors about this election.
Market discount
If you purchase a debt security, other than an original issue discount debt security, for an amount that is less than its stated redemption price at maturity, or, in the case of an original issue discount debt security, its adjusted issue price, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment, other than qualified stated interest, on, or any gain on the sale, exchange, retirement or other disposition of, a debt security as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the debt security at the time of its payment or disposition. In addition, you may be required to defer, until the maturity of the debt security or its

Certain tax considerations

earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the debt security.
Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the debt security, unless you elect to accrue on a constant interest method. Your election to accrue market discount on a constant interest method is to be made for the taxable year in which you acquired the debt security, applies only to that debt security and may not be revoked without the consent of the Internal Revenue Service. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the Internal Revenue Service. You should consult your own tax advisor before making either election described in this paragraph.
Acquisition premium; amortizable bond premium
If you purchase an original issue discount debt security for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the debt security after the purchase date other than payments of qualified stated interest, you will be considered to have purchased that debt security at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to the debt security for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.
If you purchase a debt security, including an original issue discount debt security, for an amount in excess of the sum of all amounts payable on the debt security after the purchase date other than qualified stated interest, you will be considered to have purchased the debt security at a “premium” and, if it is an original issue discount debt security, you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of the debt security on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the debt security. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the Internal Revenue Service. You should consult your own tax advisor before making this election.
Sale, exchange and retirement of debt securities
Your tax basis in a debt security will, in general, be your cost for that debt security, increased by OID, market discount or any discount with respect to a short-term debt security that you previously included in income, and reduced by any amortized premium and any cash payments on the debt security other than qualified stated interest. Upon the sale, exchange, retirement or other disposition of a debt security, you will recognize gain or loss equal to the difference between the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued qualified stated interest previously includible in income, which will be treated as a payment of interest for United States federal income tax purposes), and the adjusted tax basis of the debt security. Except as described above with respect to market discount, that gain or loss will be United States source capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Certain tax considerations

Information reporting and backup withholding
In general, information reporting will apply to certain payments of principal, interest, OID and premium paid on debt securities and to the proceeds of sale of a debt security made to you (unless you are an exempt recipient such as a corporation). A backup withholding tax will apply to these payments if you fail to provide a taxpayer identification number, a certification of exempt status, or fail to report in full dividend and interest income.
Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.
Common shares and preference shares
The consequences of the purchase, ownership or disposition of our shares depend on a number of factors including:

•	the term of the shares;

•	any put or call or redemption provisions with respect to the shares;

•	any conversion or exchange features with respect to the shares; and

•	the price at which the shares are sold.
You should carefully examine the applicable prospectus supplement regarding the material United States federal income tax consequences, if any, of holding and disposing of shares with such terms.
Distributions on our shares
We do not anticipate that we will pay any cash distributions on our common shares for the foreseeable future. Subject to this and the passive foreign investment company rules discussed below, in general, you will be required to include in gross income the gross amount of any distribution on your common shares or preference shares to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes (a “dividend”). These dividends will not be eligible for the dividends-received deduction, which is generally allowed to United States corporate shareholders on dividends received from certain domestic and foreign corporations.
You may be eligible for capital gains rates (instead of ordinary income rates) on these dividends unless the dividends are paid during a taxable year for which we are considered a passive foreign investment company (discussed further below), in which case the dividends will in all cases be taxed as ordinary income. To be eligible for the reduced rate, you must be an individual and you must have held the shares for the relevant holding period. The holding period for common shares is 60 days during the 120 day period beginning 60 days before the ex-dividend date; for preference shares the holding period is 90 days during the 180 day period beginning 90 days before the ex-dividend date. Periods during which the risk of loss has been diminished through certain hedging transactions do not count towards the required holding period.
Distributions in excess of our current and accumulated earnings and profits will be applied first to reduce your adjusted tax basis in the common shares or preference shares, and thereafter will constitute gain from the sale or other taxable disposition of your shares. We will calculate our earnings and profits under United States federal income tax principles.
For foreign tax credit purposes, dividends paid by a foreign corporation generally constitute foreign source income. However, under Section 904(g) of the Internal Revenue Code, dividends paid by a foreign corporation that is more than 50% owned by United States persons may be treated as United

Certain tax considerations

States source income for foreign tax credit purposes to the extent that the foreign corporation itself has more than an insignificant amount of United States source income. We expect that a portion of any dividends we pay will be treated as United States source income under Section 904(g) of the Internal Revenue Code. To the extent that any dividends we distribute are treated as foreign source income, however, these dividends generally will constitute passive income or, in the case of certain United States holders, financial services income for foreign tax credit purposes.
Preference shares redemption premium
Under Section 305(c) of the Internal Revenue Code and the applicable United States Treasury regulations thereunder, if in certain circumstances the redemption price of the preference shares exceeds its issue price by more than a de minimis amount, the difference-which we refer to as “redemption premium”—will be taxable as a constructive distribution to you over time of additional preference shares. These constructive distributions would be treated first as a dividend to the extent of our current and accumulated earnings and profits and otherwise would be subject to the treatment described above for dividends not paid out of current and accumulated earnings and profits. If the preference shares provide for optional rights of redemption by us at prices in excess of the issue price, you could be required to recognize such excess if, based on all of the facts and circumstances, the optional redemptions are more likely than not to occur. Applicable United States Treasury regulations provide a “safe harbor” under which a right to redeem will not be treated as more likely than not to occur if (1) you are not related to us within the meaning of the regulations; (2) there are no plans, arrangements, or agreements that effectively require or are intended to compel us to redeem the shares and (3) exercise of the right to redeem would not reduce the yield of the shares, as determined under the regulations. Regardless of whether the optional redemptions are more likely than not to occur, constructive dividend treatment will not result if the redemption premium does not exceed a de minimis amount or is in the nature of a penalty for premature redemption. You should also consult the applicable prospectus supplement for information regarding any additional consequences under Section 305(c) of the Internal Revenue Code in light of the particular terms of an issuance of preference shares.
Disposition of the common shares or preference shares
Subject to the passive foreign investment company rules and redemption rules discussed below, when you sell or otherwise dispose of your common shares or preference shares you generally will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized from the sale or other taxable disposition and your adjusted tax basis in such shares. In general, your adjusted tax basis in the common shares will be your cost of obtaining the shares reduced by any previous distributions that are not characterized as dividends. In general, your adjusted tax basis in the preference shares will be your cost of obtaining those shares increased by any redemption premium previously included in income by you and reduced by any previous distributions that are not characterized as dividends. The gain or loss will generally be capital in nature. In the case of a noncorporate United States holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if your holding period for the common shares or preference shares exceeds twelve months. The gain or loss generally will be United States source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. A redemption of our common shares or preference shares by us may be treated, depending upon the circumstances, as a sale or a dividend. You should consult your tax advisor regarding the application of these rules to your particular circumstances.

Certain tax considerations

Passive foreign investment company
Based upon estimates with respect to our income, assets and operations, we do not believe that, for United States federal income tax purposes, we are a passive foreign investment company, referred to in this discussion as a PFIC, and we do not anticipate becoming a PFIC in the foreseeable future. However, because the determination of PFIC status must be made on an annual basis, and will depend on the composition of our (and our subsidiaries’) income and assets, as well as the nature of our (and our subsidiaries’) activities, from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Moreover, neither an opinion from counsel nor a ruling from the Service will be obtained regarding whether we are or will be a PFIC.
A foreign corporation is a PFIC, if either (1) at least 75% or more of its gross income for the taxable year is passive income, or (2) the average percentage of assets held by such corporation during the taxable year which produces passive income or which is held for the production of passive income is at least 50%. For purposes of applying the tests in the preceding sentence, the foreign corporation is deemed to own its proportionate share of the assets, and to receive directly its proportionate share of the income, of any other corporation of which the foreign corporation owns, directly or indirectly, at least 25% by value of the stock. In addition, special rules provide that for purposes of determining whether a foreign corporation is a PFIC, “qualified stock” held by certain domestic corporate subsidiaries of the foreign corporation is treated as an asset which does not produce passive income (and is not held for the production of passive income), and any amount included in gross income with respect to such stock is treated as active income. We anticipate that the stock of certain of our indirect, domestic subsidiaries may constitute qualified stock.
The highly complex rules which apply to PFIC are generally intended to end the ability under prior law of all direct and indirect United States holders of PFIC stock to defer United States federal income tax with respect to the earnings of the PFIC until distributions are received from the PFIC or the shares of the PFIC are sold. Classification of a foreign corporation as a PFIC can have various adverse United States tax consequences to United States holders. These include taxation of gain on a sale or other disposition of the shares of the corporation (possibly including a disposition by way of gift or exchange in a corporate reorganization, or the grant of the stock as security for a loan) at ordinary income rates and imposition of an interest charge on gain or on distributions with respect to the shares. Accordingly, if we are classified as a PFIC, such classification could change the tax consequences of the distributions and sales or exchanges described above. Moreover, a step-up in the tax basis of the stock of a PFIC may not be available upon the death of an individual United States holder.
If we should determine in the future that we are a PFIC, we will endeavor to so notify United States holders, although there can be no assurance that we will be able to do so in a timely and complete manner. You should consult your own tax advisors concerning the United States federal income tax consequences of holding our common shares, preference shares or warrants if we are considered a passive foreign investment company in any taxable year, including the advisability and availability of making certain elections that may alleviate the tax consequences referred to above.
Controlled foreign corporations
For the purposes of this paragraph, we will refer to United States holders that own, or are deemed for United States federal income tax purposes to own, pursuant to complex attribution and constructive ownership rules, 10% or more of our voting shares or the voting shares of any of our non-United States subsidiaries as “10% Shareholders”. If 10% Shareholders own, in the aggregate, more than 50%, measured by voting power or value, of our shares or the shares of any of our non-United States

Certain tax considerations

subsidiaries, directly, indirectly, or by attribution, we or any such non-United States subsidiary would be a controlled foreign corporation, or a CFC.
We do not believe that for United States federal income tax purposes we are a CFC, although there can be no assurance in this regard. However, if we are or were to become considered a CFC, then, for the period of time that the entity is a CFC, a portion of our undistributed income may be includible in the taxable income of our 10% Shareholders, and all or a portion of the gain recognized by such 10% Shareholders on the disposition of their shares, which could otherwise qualify for capital gains treatment, may be treated as a dividend to the 10% Shareholders, which dividend will be taxed as ordinary income or capital gain as discussed above under “Distributions on Our Shares.”
Backup withholding tax and information reporting
United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on common shares or preference shares and to proceeds from the sale or redemption of common shares, preference shares or warrants paid to you within the United States (unless you are an “exempt recipient,” including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold at the then applicable rate on any payments of dividends on, or proceeds from the sale or redemption of common shares, preference shares or warrants within the United States to a holder (other than an “exempt recipient”) if you fail to furnish your correct taxpayer identification number or otherwise fail to comply with, or establish an exemption from, these backup withholding tax requirements.
In the case of such payments by a payor or any person who receives or collects such payments on behalf of, or for the benefit of, a payee (a “middleman”) within the United States to certain foreign trusts or foreign partnerships, the beneficiaries of such trusts or the partners of such partnerships, as the case may be, normally will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Holders of common shares or preference shares that are foreign trusts or foreign partnerships should consult with their own tax advisors regarding the correct person or persons to provide the certification discussed above. Moreover, a payor or middleman may rely on a certification provided by a payee that is not a United States person only if such payor or middleman does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.
WARRANTS
You will generally not recognize any gain or loss upon the exercise of warrants to purchase our common shares or preference shares except with respect to cash received in lieu of a fractional share of common shares or preference shares. You will have an initial tax basis in the common shares or preference shares received on exercise of the warrants equal to the sum of your tax basis in the warrants and the aggregate cash exercise price paid in respect of such exercise less any basis attributable to the receipt of fractional shares. Your holding period in the common shares or preference shares received on exercise of the warrants will commence on the date after the warrants are exercised.
Subject to the passive foreign investment company rules discussed above, (1) if a warrant expires without being exercised, you will recognize a capital loss in an amount equal to your tax basis in the warrant and (2) upon the sale or exchange of a warrant, you will generally recognize a capital gain or loss equal to the difference, if any, between the amount realized on the sale or exchange and your tax basis in the warrant.

Certain tax considerations

Under Section 305 of the Internal Revenue Code, you may be deemed to have received a constructive distribution from us, which may be treated as a dividend and taxed to you as ordinary income or capital gain as discussed above under “Distributions on Our Shares”, in the event of certain adjustments, or the failure to make certain adjustments, to the number of common shares or preference shares to be issued upon exercise of a warrant.
If a decision is made to issue warrants exercisable into securities other than our common shares or preference shares, we will discuss the relevant United States federal income tax consequences in the applicable prospectus supplement.
UNITS
If a decision is made to issue units, we will discuss the relevant United States federal income tax consequences in the applicable prospectus supplement.
CONSEQUENCES TO NON-UNITED STATES HOLDERS
The following is a summary of certain United States federal income tax consequences that will apply to you if you are a non-United States holder of our debt securities, common shares, preference shares or warrants. A non-United States holder is any beneficial owner of our debt securities, common shares, preference shares or warrants other than a United States holder.
United States federal income tax
Under current United States federal income tax law, interest payments or dividends received by a non-United States holder generally will be exempt from United States federal income tax. However, to receive this exemption you may be required to satisfy certain certification requirements to establish that you are a non-United States holder. You may still be subject to United States federal income tax on interest payments or dividends you receive if:

•	you are an insurance company carrying on a United States insurance business, within the meaning of the Internal Revenue Code; or

•	you are engaged in a trade or business in the United States and interest, including OID, on the debt securities or dividends on common shares or preference shares, in each case, are effectively connected with the conduct of that trade or business.
In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments.
You will generally not be subject to United States federal income tax on the disposition of a debt security or common shares, preference shares or warrants unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.
Information reporting and backup withholding
In general, information reporting and backup withholding will not apply to payments of interest or dividends that we make to you although you may have to comply with certain certification requirements to establish that you are not a United States person.

Certain tax considerations

Payment of the proceeds from the disposition of debt securities, common shares, preference shares or warrants effected at a United States office of a broker generally will not be subject to information reporting or backup withholding if the payor or broker does not have actual knowledge or reason to know that you are a United States person, you comply with certain certification requirements to establish that you are not a United States person, and the sale does not have a connection with the United States as specified in United States Treasury regulations.
Payment of the proceeds from the disposition of debt securities, common shares, preference shares or warrants effected at the foreign office of a broker generally will not be subject to information reporting or backup withholding provided that such broker is not for United States federal income tax purposes (1) a United States person, (2) a controlled foreign corporation, (3) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (4) a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or which is engaged in a trade or business in the United States. If you receive payments of such amounts outside the United States from a foreign office of any other broker, the payment will not be subject to backup withholding tax, but will be subject to information reporting requirements unless (1) you are the beneficial owner and the broker has documentary evidence in its records that you are not a United States person and certain other conditions are met or (2) you otherwise establish an exemption, and provided that the broker does not have actual knowledge that you are a United States person.
Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.
The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to a decision whether to invest in our debt securities, common shares, preference shares or warrants. Potential investors are urged to consult their tax advisors concerning the United States federal, state and local, Bermuda, and other non-United States tax consequences of such investment to them. If a decision is made to issue units, we will discuss the relevant income tax consequences in the applicable prospectus supplement.

Plan of distribution
We may sell the securities through agents, through underwriters or dealers, or directly to one or more purchasers. In this section, references to “we”, “our” and “us” refer to Weatherford Bermuda and/or Weatherford Delaware.
BY AGENTS
We may designate agents to solicit offers to purchase our securities. We will name any agent involved in offering or selling our securities, and any commissions that we will pay to the agent, in a prospectus supplement. Unless we indicate otherwise in our prospectus supplement, our agents will act on a best efforts basis for the period of their appointment. Our agents may be deemed to be underwriters under the Securities Act of any of our securities that they offer or sell.
BY UNDERWRITERS OR DEALERS
If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions (including block transactions), at negotiated prices, at a fixed public offering price or at varying prices determined at the time of sale. We will include the names of the managing underwriter(s), as well as any other underwriters, and the terms of the transaction, including the compensation the underwriters and dealers will receive, in our prospectus supplement. If we use an underwriter, we will execute an underwriting agreement with the underwriter(s) at the time that we reach an agreement for the sale of our securities. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. The underwriters will use a prospectus supplement to sell our securities.
If we use a dealer, we, as principal, will sell our securities to the dealer. The dealer will then sell our securities to the public at varying prices that the dealer will determine at the time it sells our securities. We will include the name of the dealer and the terms of our transactions with the dealer in our prospectus supplement.
DIRECT SALES
We may directly solicit offers to purchase our securities, and we may directly sell our securities to institutional or other investors. In this case, no underwriters or agents would be involved. We will describe the terms of our direct sales in our prospectus supplement.
GENERAL INFORMATION
Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents will be identified and their compensation described in a prospectus supplement.
We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Plan of distribution

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.
Other than common shares, all securities offered under this prospectus will be a new issue of securities with no established trading market. Any underwriter to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities may or may not be listed on a national securities exchange or a foreign securities exchange, except for the common shares which are currently listed and traded on the New York Stock Exchange. Any common shares sold by this prospectus will be listed for trading on the New York Stock Exchange subject to official notice of issuance. We cannot give you any assurance as to the liquidity of or the trading markets for any securities.
CERTAIN PROVISIONS OF BERMUDA LAW
We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.
The Bermuda Monetary Authority has given its consent for the issue and free transferability of our shares, up to the amount of our authorized capital from time to time, to and between non-residents of Bermuda for exchange control purposes, and the issue of options, warrants, depository receipts, rights, loan notes and other of our securities and the subsequent free transferability thereof, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.
In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example, as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Legal matters
Certain U.S. legal matters in connection with the securities will be passed upon by Andrews Kurth LLP, Houston, Texas. Certain Bermuda legal matters in connection with the securities will be passed upon for us by our special Bermuda counsel, Conyers Dill & Pearman. If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

Experts
The consolidated financial statements and the related consolidated financial statement schedule of Weatherford International Ltd., the successor of Weatherford International, Inc., and its subsidiaries appearing in Weatherford International Ltd.’s Annual Report (Form 10-K/A) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements and the related consolidated financial statement schedule of Universal Compression Holdings, Inc. and its subsidiaries as of March 31, 2004 and 2003, and for each of three years in the period ended March 31, 2004 incorporated by reference in the registration statement of which this prospectus is a part from Universal Compression Holdings, Inc.’s Annual Report on Form 10-K for the year ended March 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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$350,000,000
Weatherford International Ltd.
               % Senior Notes due 2016

Preliminary Prospectus Supplement
February      , 2006

Joint Book-Running Managers
Banc of America Securities LLC
Morgan Stanley & Co. Incorporated
UBS Investment Bank
Co-Manager
Merrill Lynch & Co.